Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cherry Hill Mortgage Investment Corporation for the registration of shares of common stock, shares of preferred stock, warrants to purchase shares of common stock or preferred stock, rights to purchase shares of common stock or preferred stock, and units and to the incorporation by reference therein of our reports dated March 7, 2024, with respect to the consolidated financial statements of Cherry Hill Mortgage Investment Corporation, and the effectiveness of internal control over financial reporting of Cherry Hill Mortgage Investment Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
August 6, 2024